United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

TABLE OF CONTENT
Press Release
Signature

Press Release

Financial Statements — September 30, 2010
US GAAP
Filed at CVM and SEC on 10/27/10
Gerência Geral de Controladoria — GECOL

Vale S.A.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nr.
Report of Independent Registered Public Accounting Firm	3

Condensed Consolidated Balance Sheets as of September 30, 2010 and December 31, 2009	4

Condensed Consolidated Statements of Income for the three-month periods ended September 30, 2010, June 30, 2010 and September 30, 2009 and for the nine-month periods ended September 30, 2010 and 2009	6

Condensed Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2010, June 30, 2010 and September 30, 2009 and for the nine-month periods ended September 30, 2010 and 2009	7

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2010, June 30, 2010 and September 30, 2009 and for the nine-month periods ended September 30, 2010 and 2009	9

Condensed Consolidated Statements of Comprehensive Income (deficit) for the three-month periods ended September 30, 2010, June 30, 2010 and September 30, 2009 and for the nine-month periods ended September 30, 2010 and 2009	10

Notes to the Condensed Consolidated Financial Statements	11

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Vale S.A.
We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. and its subsidiaries as of September 30, 2010, and the related condensed consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for each of the three-month periods ended September 30 and June 30, 2010 and September 30, 2009 and for the nine-month periods ended September 30, 2010 and September 30, 2009. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2009, and the related consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for the year then ended (not presented herein), and in our report dated February 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2009, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.
Rio de Janeiro, October 27, 2010

PricewaterhouseCoopers
Auditores Independentes
PricewaterhouseCoopers, Rua da Candelária 65, 11°, 14°, 15° e 16°, Cjs. 1302 a 1304, Rio de Janeiro, RJ, Brasil 20091-020 Caixa Postal 949, T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September 30, 2010	December 31, 2009
	(unaudited)
Assets
Current assets
Cash and cash equivalents	9,723	7,293
Short-term investments	—	3,747
Accounts receivable
Related parties	57	79
Unrelated parties	7,501	3,041
Loans and advances to related parties	81	107
Inventories	4,263	3,196
Deferred income tax	665	852
Unrealized gains on derivative instruments	23	105
Advances to suppliers	321	498
Recoverable taxes	1,389	1,511
Assets held for sale	6,637	—
Others	829	865

	31,489	21,294

Non-current assets
Property, plant and equipment, net	78,697	67,637
Intangible assets	1,195	1,173
Investments in affiliated companies, joint ventures and others investments	4,911	4,585
Other assets
Goodwill on acquisition of subsidiaries	3,249	2,313
Loans and advances
Related parties	—	36
Unrelated parties	153	158
Prepaid pension cost	1,947	1,335
Prepaid expenses	225	235
Judicial deposits	1,548	1,143
Advances to suppliers — energy	—	511
Recoverable taxes	232	817
Unrealized gains on derivative instruments	1,066	865
Others	583	177

	9,003	7,590

TOTAL	125,295	102,279

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

		(Continued)
	September 30, 2010	December 31, 2009
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	3,789	2,309
Payroll and related charges	910	864
Current portion of long-term debt	3,629	2,933
Short-term debt	96	30
Loans from related parties	27	19
Provision for income taxes	691	173
Taxes payable and royalties	285	124
Employees postretirement benefits	229	144
Railway sub-concession agreement payable	325	285
Unrealized losses on derivative instruments	65	129
Provisions for asset retirement obligations	79	89
Dividends payable	420	1,464
Liabilities associated with assets held for sale	2,979	—
Others	1,493	618

	15,017	9,181

Non-current liabilities
Employees postretirement benefits	2,028	1,970
Long-term debt	20,743	19,898
Provisions for contingencies (Note 17 (b))	2,028	1,763
Unrealized losses on derivative instruments	41	9
Deferred income tax	8,485	5,755
Provisions for asset retirement obligations	1,151	1,027
Debentures	987	752
Others	2,002	1,427

	37,465	32,601

Redeemable noncontrolling interest	666	731

Commitments and contingencies (Note 17)

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 — 2,108,579,618) issued	10,370	9,727
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 — 3,256,724,482) issued	16,016	15,262
Treasury stock — 72,577,171 (2009 — 77,581,904) preferred and 35,722,394 (2009 — 74,997,899) common shares	(1,528)	(1,150)
Additional paid-in capital	2,188	411
Mandatorily convertible notes — common shares	290	1,578
Mandatorily convertible notes — preferred shares	644	1,225
Other cumulative comprehensive loss	(1)	(1,808)
Undistributed retained earnings	27,730	28,508
Unappropriated retained earnings	13,612	3,182

Total Company stockholders’ equity	69,321	56,935
Noncontrolling interests	2,826	2,831

Total stockholders’ equity	72,147	59,766

TOTAL	125,295	102,279

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars
(Except per share amounts)

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September 30,		September 30,	September 30,	September 30,
	2010	June 30, 2010	2009	2010	2009
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	12,350	8,402	5,706	26,401	14,245
Aluminum products	609	655	529	1,863	1,439
Revenues from logistic services	408	409	317	1,131	797
Fertilizer products	802	210	118	1,077	304
Others	327	254	223	802	613

	14,496	9,930	6,893	31,274	17,398
Taxes on revenues	(394)	(272)	(187)	(910)	(420)

Net operating revenues	14,102	9,658	6,706	30,364	16,978

Operating costs and expenses
Cost of ores and metals sold	(3,503)	(2,965)	(2,614)	(9,068)	(7,014)
Cost of aluminum products	(491)	(545)	(535)	(1,543)	(1,516)
Cost of logistic services	(263)	(262)	(201)	(755)	(544)
Cost of fertilizer products	(669)	(175)	(49)	(882)	(113)
Others	(187)	(175)	(192)	(526)	(439)

	(5,113)	(4,122)	(3,591)	(12,774)	(9,626)
Selling, general and administrative expenses	(418)	(343)	(289)	(1,054)	(752)
Research and development expenses	(216)	(189)	(231)	(577)	(685)
Others	(519)	(374)	(302)	(1,431)	(961)

	(6,266)	(5,028)	(4,413)	(15,836)	(12,024)

Operating income	7,836	4,630	2,293	14,528	4,954

Non-operating income (expenses)
Financial income	56	69	98	173	316
Financial expenses	(741)	(514)	(430)	(1,720)	(1,010)
Gains (losses) on derivatives, net	500	(112)	341	158	1,232
Foreign exchange and indexation gains, net	257	66	119	293	658
Gain on sale of investments	—	—	73	—	230

	72	(491)	201	(1,096)	1,426

Income before discontinued operations, income taxes and equity results	7,908	4,139	2,494	13,432	6,380

Income taxes
Current	(2,589)	(609)	(696)	(3,447)	(2,667)
Deferred	443	(52)	(230)	879	(189)

	(2,146)	(661)	(926)	(2,568)	(2,856)

Equity in results of affiliates, joint ventures and other investments	305	283	155	684	362

Net income from continuing operations	6,067	3,761	1,723	11,548	3,886
Discontinued operations, net of tax	8	(6)	—	(143)	—

Net income	6,075	3,755	1,723	11,405	3,886

Net income attributable to noncontrolling interests	37	50	46	58	56
Net income attributable to the Company’s stockholders	6,038	3,705	1,677	11,347	3,830

Basic and diluted earnings per share attributable to Company’s stockholders
Earnings per preferred share	1.13	0.69	0.31	2.12	0.69
Earnings per common share	1.13	0.69	0.31	2.12	0.69
Earnings per preferred share linked to convertible mandatorily notes (*)	1.35	1.09	0.50	3.15	1.19
Earnings per common share linked to convertible mandatorily notes (*)	1.41	1.95	0.59	4.89	1.63

(*)	Basic earnings per share only, as dilution assumes conversion
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September	June 30,	September	September	September
	30, 2010	2010	30, 2009	30, 2010	30, 2009
Cash flows from operating activities:

Net income	6,075	3,755	1,723	11,405	3,886
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	696	748	721	2,187	1,923
Dividends received	283	199	—	532	143
Equity in results of affiliates, joint ventures and other investments	(305)	(283)	(155)	(684)	(362)
Deferred income taxes	(443)	52	230	(879)	189
Loss on disposal of property, plant and equipment	229	48	93	375	180
Loss on sale of investments	—	—	(73)	—	(230)
Discontinued operations, net of tax	(8)	6	—	143	—
Foreign exchange and indexation gains, net	(150)	(20)	(184)	(229)	(1,058)
Unrealized derivative losses (gains), net	(403)	223	(329)	63	(1,134)
Unrealized interest (income) expense, net	225	(13)	24	230	(27)
Others	(17)	(17)	59	84	25
Decrease (increase) in assets:
Accounts receivable	(776)	(1,608)	(373)	(3,161)	289
Inventories	(441)	(130)	441	(829)	658
Recoverable taxes	142	(78)	(272)	112	899
Others	(467)	(60)	(93)	(402)	(178)
Increase (decrease) in liabilities:
Suppliers	876	385	(108)	1,373	(438)
Payroll and related charges	160	127	128	10	51
Income taxes	1,093	357	522	1,404	462
Others	110	(15)	140	227	447

Net cash provided by operating activities	6,879	3,676	2,494	11,961	5,725

Cash flows from investing activities:
Short term investments	—	12	(1,562)	3,747	(2,254)
Loans and advances receivable
Related parties
Loan proceeds	—	—	(106)	(28)	(167)
Repayments	(1)	1	—	—	6
Others	(17)	9	(11)	(13)	(20)
Judicial deposits	(27)	(47)	(24)	(190)	(77)
Investments	—	(23)	(712)	(51)	(1,141)
Additions to property, plant and equipment	(3,852)	(2,236)	(1,645)	(7,905)	(5,341)
Proceeds from disposal of investments/property, plant and equipment	—	—	171	—	448
Acquisition of subsidiaries, net of cash acquired	(1,018)	(5,234)	(802)	(6,252)	(1,952)

Net cash used in investing activities	(4,915)	(7,518)	(4,691)	(10,692)	(10,498)

Cash flows from financing activities:
Short-term debt, additions	147	225	508	2,004	962
Short-term debt, repayments	(130)	(206)	(459)	(1,985)	(875)
Loans
Related parties
Loan proceeds	7	5	—	22	—
Repayments	—	(2)	(135)	(3)	(358)
Issuances of long-term debt
Third parties	2,017	469	1,086	3,545	1,567
Repayments of long-term debt
Third parties	(1,288)	(133)	(97)	(1,671)	(259)
Treasury stock	(341)	—	1	(341)	(9)
Mandatorily convertible notes	—	—	934	—	934
Transactions of noncontrolling interest	660	—	—	660	—
Dividends and interest attributed to Company’s stockholders	—	(1,250)	—	(1,250)	(1,255)
Dividends and interest attributed to noncontrolling interest	—	(58)	—	(59)	—

Net cash provided by (used in) financing activities	1,072	(950)	1,838	922	707

Increase (decrease) in cash and cash equivalents	3,036	(4,792)	(359)	2,191	(4,066)
Effect of exchange rate changes on cash and cash equivalents	452	(97)	625	239	2,193
Cash and cash equivalents, beginning of period	6,235	11,124	8,192	7,293	10,331

Cash and cash equivalents, end of period	9,723	6,235	8,458	9,723	8,458

Cash paid during the period for:
Interest on short-term debt	(2)	—	(1)	(3)	(1)
Interest on long-term debt	(242)	(298)	(236)	(783)	(824)
Income tax	(705)	(40)	(130)	(872)	(358)
Non-cash transactions
Interest capitalized	162	56	74	264	189
     Conversion of mandatorily convertible notes using 75,435,238 treasury stock (see note 14).
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(Except number of shares)

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September 30,		September 30,	September 30,	September 30,
	2010	June 30, 2010	2009	2010	2009
Preferred class A stock (including twelve golden shares)
Beginning of the period	10,370	9,727	9,727	9,727	9,727
Transfer from undistributed retained earnings	—	643	—	643	—

End of the period	10,370	10,370	9,727	10,370	9,727

Common stock
Beginning of the period	16,016	15,262	15,262	15,262	15,262
Transfer from undistributed retained earnings	—	754	—	754	—

End of the period	16,016	16,016	15,262	16,016	15,262

Treasury stock
Beginning of the period	(660)	(1,150)	(1,151)	(1,150)	(1,141)
Sales (acquisitions)	(868)	490	1	(378)	(9)

End of the period	(1,528)	(660)	(1,150)	(1,528)	(1,150)

Additional paid-in capital
Beginning of the period	1,790	411	393	411	393
Change in the period	398	1,379	18	1,777	18

End of the period	2,188	1,790	411	2,188	411

Mandatorily convertible notes — common shares
Beginning of the period	290	1,578	1,288	1,578	1,288
Change in the period	—	(1,288)	290	(1,288)	290

End of the period	290	290	1,578	290	1,578

Mandatorily convertible notes — preferred shares
Beginning of the period	644	1,225	581	1,225	581
Change in the period	—	(581)	644	(581)	644

End of the period	644	644	1,225	644	1,225

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(3,617)	(2,162)	(6,385)	(1,772)	(11,493)
Change in the period	3,352	(1,455)	3,843	1,507	8,951

End of the period	(265)	(3,617)	(2,542)	(265)	(2,542)

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	—	2	49	—	17
Change in the period	1	(2)	(50)	1	(18)

End of the period	1	—	(1)	1	(1)

Surplus (deficit) accrued pension plan
Beginning of the period	(64)	100	75	(38)	(34)
Change in the period	218	(164)	271	192	380

End of the period	154	(64)	346	154	346

Cash flow hedge
Beginning of the period	122	(21)	1	2	—
Change in the period	(13)	143	12	107	13

End of the period	109	122	13	109	13

Total other cumulative comprehensive income (deficit)	(1)	(3,559)	(2,184)	(1)	(2,184)

Undistributed retained earnings
Beginning of the period	26,086	27,875	21,930	28,508	18,340
Transfer from/to unappropriated retained earnings	1,644	(392)	2,123	619	5,713
Transfer to capitalized earnings	—	(1,397)	—	(1,397)	—

End of the period	27,730	26,086	24,053	27,730	24,053

Unappropriated retained earnings
Beginning of the period	9,234	5,377	8,107	3,182	9,616
Net income attributable to the stockholders’ Company	6,038	3,705	1,677	11,347	3,830
Interest on mandatorily convertible debt
Preferred class A stock	(11)	(19)	(16)	(49)	(39)
Common stock	(5)	(23)	(21)	(51)	(70)
Dividends and interest attributed to stockholders’ equity
Preferred class A stock	—	(77)	—	(77)	—
Common stock	—	(121)	—	(121)	—
Appropriation from/to undistributed retained earnings	(1,644)	392	(2,123)	(619)	(5,713)

End of the period	13,612	9,234	7,624	13,612	7,624

Total Company stockholders’ equity	69,321	60,211	56,546	69,321	56,546

Noncontrolling interests
Beginning of the period	3,485	2,784	2,477	2,831	1,892
Disposals of noncontrolling interests	(680)	2,309	69	1,629	98
Cumulative translation adjustments	211	(11)	209	189	744
Cash flow hedge	—	31	12	35	12
Net income attributable to noncontrolling interests	37	50	46	58	56
Dividends and interest attributable to noncontrolling interests	(80)	5	(3)	(86)	(4)
Capitalization of stockholders advances	—	—	(12)	—	—
Assets and liabilities held for sale	(147)	(1,683)	—	(1,830)	—

End of the period	2,826	3,485	2,798	2,826	2,798

Total stockholders’ equity	72,147	63,696	59,344	72,147	59,344

Number of shares issued and outstanding:
Preferred class A stock (including twelve golden shares)	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482
Buy-backs
Beginning of the period	(77,144,565)	(152,579,803)	(152,623,603)	(152,579,803)	(151,792,203)
Acquisitions	(31,155,000)	—	—	(31,155,000)	(831,400)
Conversions	—	75,435,238	43,800	75,435,238	43,800

End of the period	(108,299,565)	(77,144,565)	(152,579,803)	(108,299,565)	(152,579,803)

	5,257,004,535	5,288,159,535	5,212,724,297	5,257,004,535	5,212,724,297

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income
Expressed in millions of United States dollars

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September 30,		September 30,	September 30,	September 30,
	2010	June 30, 2010	2009	2010	2009
Comprehensive income is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	6,038	3,705	1,677	11,347	3,830
Cumulative translation adjustments	3,352	(1,455)	3,843	1,507	8,951
Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end	1	(2)	(68)	5	(46)
Tax (expense) benefit	—	—	18	(4)	28

	1	(2)	(50)	1	(18)
Surplus (deficit) accrued pension plan
Gross balance as of the period/year end	344	(297)	377	294	585
Tax (expense) benefit	(126)	133	(106)	(102)	(205)

	218	(164)	271	192	380
Cash flow hedge
Gross balance as of the period	20	151	15	148	16
Tax expense	(33)	(8)	(3)	(41)	(3)

	(13)	143	12	107	13

Total comprehensive income attributable to Company’s stockholders	9,596	2,227	5,753	13,154	13,156

Noncontrolling interests:
Net income attributable to noncontrolling interests	37	50	46	58	56
Cumulative translation adjustments	211	(11)	209	189	744
Cash flow hedge	—	31	12	35	12

Total comprehensive income attributable to Noncontrolling interests	248	70	267	282	812

Total comprehensive income	9,844	2,297	6,020	13,436	13,968

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operations
Vale S.A., (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, basic metals production, fertilizers, logistics and steel activities.

At September 30, 2010, our principal consolidated operating subsidiaries are the following:

		% voting
Subsidiary	% ownership	capital	Location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (*)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (*)	51.00	51.00	Brazil	Aluminum
Compañia Minera Misky Mayo S.A.C.	40.00	51.00	Peru	Fertilizer
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
PT International Nickel Indonesia Tbk	59.14	59.14	Indonesia	Nickel
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited (formely Vale Inco Limited)	100.00	100.00	Canada	Nickel
Vale Colombia Ltd.	100.00	100.00	Colombia	Coal
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore
Vale Fertilizantes S.A (formely Fosfértil)	78.90	99.81	Brazil	Fertilizer
Vale Fosfatados S.A.	100.00	100.00	Brazil	Fertilizer
Vale International S.A.	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganese France	100.00	100.00	France	Ferroalloys
Vale Manganese Norway	100.00	100.00	Norway	Ferroalloys
Vale Nouvelle Caledonie SAS	74.00	74.00	New Caledonia	Nickel

(*)	Classified as current assets held for sale.
2	Basis of consolidation
All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Subsidiaries over which control is achieved through other means, such as stockholders agreement, one also consolidated even if we hold less than 51% of voting capital. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 11).

We evaluate the carrying value of our equity investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a stockholders agreement. We define affiliates as businesses in which we participate as a noncontrolling interest but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects in Brazil is made via consortium contracts under which we have undivided interests in the assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.
3	Basis of presentation
Our condensed consolidated financial statements for the three-month periods ended September 30, 2010, June 30, 2010 and September 30, 2009 and for the nine-month periods ended September 30, 2010 and 2009, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for periods. The results of operations for the three-month and nine-month periods ended September 30, 2010, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2010.

This condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2009, prepared in accordance with US GAAP.

In preparing the unaudited condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets acquired and liabilities assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

Since December 2007, significant modifications have been made to the accounting practices adopted in Brazil (“Brazilian GAAP”) as part of a convergence project with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The convergence project is expected to be completed by the end of 2010 and therefore our annual consolidated financial statements for 2010 prepared under Brazilian GAAP will be IFRS compliant. The Company does not expect to discontinue the US GAAP reporting during 2010.

The Brazilian real is the parent Company’s functional currency. We have selected the US dollar as our reporting currency.

All assets and liabilities have been translated to US dollars at the closing exchange rate at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to US dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.

The results of operations and financial position of our entities that have a functional currency other than the US dollar, have been translated into US dollars and adjustments to translate those statements into US dollars are recorded in the CTA in stockholders’ equity.

The exchange rates used to translate the assets and liabilities of the Brazilian operations at September 30, 2010 and December 31, 2009, were R$1.6942 and R$1.7412, respectively.

The Company has assessed subsequent events through to October 27, 2010 which is the date the unaudited condensed consolidated financial statements was issued.
4	Accounting pronouncements
a) Newly issued accounting pronouncements

Accounting Standards Update (ASU) number 2010-25 Plan Accounting — Defined Contribution Pension Plan (Topic 962) amendments in this update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. We are currently studying the future impact of this statement.

The Company understands that the other recently issued accounting pronouncements, that are not effective as of and for the year ending December 31, 2010, are not expected to be relevant for its consolidated financial statements.

b) Accounting standards adopted in 2010

Accounting Standards Update (ASU) number 2010-20 Receivables (Topic 310) improves the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. We do not expect any significant change in the disclosure of our financial statements.

Accounting Standards Update (ASU) number 2010-18 Receivables (Topic 310) clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. We do not expect any significant change in the disclosure of our financial statements

Accounting Standards Update (ASU) number 2010-11 Derivatives and Hedging (Topic 815) clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This

Codification does not impact our financial position, results of operations or liquidity.

Accounting Standards Update (ASU) number 2010-10 Consolidation (Topic 810) defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. This Codification does not impact our financial position, results of operations or liquidity.

Accounting Standards Update No. 2010-09 Subsequent Events (Topic 855) addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. This Codification does not impact our financial position, results of operations or liquidity.

Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company fully adopted this standard in 2010 with no impact on our financial position, results of operations or liquidity.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to Interpretation No. 46(R) on the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-17 Amendments to FASB Interpretation No. 46(R) was issued. The amendments replace the quantitative-based risks and rewards calculation, for determining which reporting entity has a controlling financial interest in a VIE, with a qualitative analysis when determining whether or not it must consolidate a VIE. The newly required approach is focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments also require an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendments eliminated the scope exception on qualifying special-purpose entities (“QSPE”) and require enhanced disclosures about: involvement with VIEs, significant changes in risk exposures, impacts on the financial statements, and, significant judgments and assumptions used to determine whether or not to consolidate a VIE. The Company adopted these amendments in 2010, with no impact on our financial position, results of operations or liquidity.

In June 2009, the “FASB” issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-16 Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 was issued. The amendments improve financial reporting requiring greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and also change the requirements for derecognizing financial assets. In addition, the amendments eliminate the exceptions for QSPE from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. The Company adopted these amendments in 2010, with no impact on our financial position, results of operations or liquidity.

Accounting Standards Update (ASU) number 2009-08 Earning Per Share issued by the FASB provides additional guidance related to calculation of earnings per share. In particular, the effect on income available to common stockholders of a redemption or induced conversion of preferred stock. This guidance amends ASC 260. This codification does not impact our financial position, results of operations or liquidity.
5	Major acquisitions and disposals

a) Fertilizers Businesses

In line with our strategy to become a leading global player in the fertilizer business, we acquired in May, 2010, 58.6% of the equity capital of Fertilizantes Fosfatados S.A. (Forfertil), currently Vale Fertilizantes S.A., and the Brazilian fertilizer assets of Bunge Participações e Investimentos S.A. (BPI), currently named Vale Fosfatados S.A. for a total of US$4.7 billion in cash.

Also, an additional payment of US$55 was made in July, as a complement of the purchase price of Vale Fosfatados.

Information about the purchase price allocation presented below based on the fair values of identified assets acquired and liabilities assumed is preliminary. Such allocation, currently being performed internally by the Company, will be finalized during future periods, and accordingly, the preliminary purchase price allocation information set forth below is subject to revision, which may be material.

Purchase price	4,765
Noncontrolling consideration (*)	1,793
Book value of assets acquired and liabilities assumed, net	(2,382)
Adjustment to fair value of property, plant and equipment and mining rights	(5,043)
Adjustment to fair value of inventories	(98)
Deferred taxes on the above adjustments	1,748

Goodwill	783

(*)	Noncontrolling interests consideration is calculated based on the option contract and market prices for the remaining noncontrolling interest.
As part of this acquisition, we exercised on September an option contract to acquire additional 20.27% stake in Vale Fertilizantes S.A., for US$1.0 billion. Also, we launched a mandatory offer to acquire the 0.19% of the common shares held by the noncontrolling stockholders.

If the acquisition of these assets had been completed on January 1, 2010, our net income would have increased by US$44 and our net revenues would have increased by US$461.

The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the world’s fertilizer business.

b) Other transactions

In September 2010, we acquired 51% stake in Sociedade de Desenvolvimento do Corredor Norte S.A (SDCN) for US$21. The SDCN has the concession to create a logistic infrastructure necessary for the production flow resulting from the second phase at our Moatize Coal Project.

As part of our efforts to meet our future production targets, we acquired 51% interest on iron ore concession rights in Simandou South (Zogota), Guinea, and iron ore exploration permits in Simandou North. From this amount, US$500 is payable immediately and the remaining US$2 billion upon achievement of specific milestones. This joint venture is also committed to renovate 660 km of the Trans-Guinea railway for passenger transportation and light commercial use.

In July, we concluded the sale of minority stakes in the Bayóvar project in Peru through the newly-formed company MVM Resources International B.V. (MVM). We sold 35% of the total capital of MVM to Mosaic for US$385 and 25% to Mitsui for US$275. Vale retains control of the Bayóvar project, holding a 40% stake of the total capital and 51% of voting shares of the newly-formed company. The capital amount invested as at June 30, 2010 was approximately US$550. The difference between the fair value and carrying amount of US$321 on this transaction was accounted for in equity in accordance with the accounting rules related to the gains/losses when control is retained.

In June, we acquired an additional 24.5% stake in the Belvedere coal project (Belvedere) for US$92 from AMCI Investments Pty Ltd (AMCI). As an outcome of this transaction, Vale increased its participation in Belvedere from 51.0% to 75.5%.

In May 2010, we entered into an agreement with Oman Oil Company S.A.O.C. (OOC), a company wholly-owned by the Government of the Sultanate of Oman, to sell 30% of Vale Oman Pelletizing Company LLC (VOPC), for US$125. The transaction remains subject to the terms set forth in the definitive share purchase agreement to be signed after the fulfillment of precedent conditions.

We have entered into negotiations and agreements to sell our Kaolin, aluminum and alumina assets. For further details see note 10.
6	Income taxes
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various taxes rates depending on the jurisdiction.

We analyze the potential tax impact associated with undistributed earnings by each of our subsidiaries. For those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, no deferred tax is recognized, based on generally accepted accounting principles.

The amount reported as income tax expense in our condensed consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	September 30, 2010			June 30, 2010			September 30, 2009
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	7,378	530	7,908	3,407	732	4,139	2,894	(400)	2,494
Exchange variation (not taxable) or not deductible	—	751	751	—	(184)	(184)	—	929	929

	7,378	1,281	8,659	3,407	548	3,955	2,894	529	3,423

Tax at Brazilian composite rate	(2,509)	(436)	(2,945)	(1,158)	(187)	(1,345)	(984)	(180)	(1,164)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	208	—	208	209	—	209	—	—	—
Difference on tax rates of foreign income	—	411	411	—	239	239	—	169	169
Tax incentives	215	—	215	212	—	212	6	—	6
Other non-taxable, income/non deductible expenses	(38)	3	(35)	(25)	49	24	(20)	83	63

Income tax per consolidated statements of income	(2,124)	(22)	(2,146)	(762)	101	(661)	(998)	72	(926)

	Nine-month period ended (unaudited)
	September 30, 2010			September 30, 2009
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	11,005	2,427	13,432	9,605	(3,225)	6,380
Exchange variation (not taxable) or not deductible	—	151	151	—	4,718	4,718

	11,005	2,578	13,583	9,605	1,493	11,098

Tax at Brazilian composite rate	(3,742)	(877)	(4,619)	(3,266)	(508)	(3,774)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	626	—	626	—	—	—
Difference on tax rates of foreign income	—	974	974	—	661	661
Tax incentives	444	—	444	82	—	82
Other non-taxable, income/non deductible expenses	(68)	75	7	83	92	175

Income taxes per consolidated statements of income	(2,740)	172	(2,568)	(3,101)	245	(2,856)

Vale and some subsidiaries in Brazil were granted with tax incentives that provide for a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called “exploration profit”) taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. In general, such tax incentives expire in 2018. Part of the northern railroad and iron ore operations have been granted with tax incentives for a period of 10 years starting from 2009. The tax savings must be registered in a special capital (profit) reserve in the net equity of the entity that benefits from the tax incentive and cannot be distributed as dividends to the stockholders.

We are also allowed to reinvest part of the tax savings in the acquisition of new equipment to be used in the operations that enjoy the tax benefit subject to subsequent approval from the Brazilian regulatory agencies Superintendência de Desenvolvimento da Amazônia — SUDAM and Superintendência de Desenvolvimento do Nordeste — SUDENE. When the reinvestment is approved, the corresponding tax benefit must also be accounted in a special profit reserve and is also subject to the same restrictions with respect to future dividend distributions to the stockholders.

We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro Project is in operation. We obtained tax incentives for our projects in Mozambique, Oman and Malaysia, that will take effects when those projects start their commercial operation.

We are subject to an examination by the tax authorities for up to five years regarding our operations in Brazil, up to ten years for Indonesia, and up to seven years for Canada for income taxes.

Brazilian tax loss carryforwards have no expiration date, though offset is restricted to 30% of annual taxable income.

On January 1, 2007, Company adopted the provision Accounting for Uncertainty in Income Taxes.

The reconciliation of the beginning and ending amounts is as follows: (see note 17(b)) tax — related actions)

			Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September 30,		September 30,	September 30,	September 30,
	2010	June 30, 2010	2009	2010	2009
Beginning of the period	369	409	761	396	657

Increase resulting from tax positions taken	5	—	20	9	41
Decrease resulting from tax positions taken	3	(25)	(34)	(22)	(35)
Cumulative translation adjustments	15	(15)	65	9	149

End of the period	392	369	812	392	812

7	Cash and cash equivalents

	September 30, 2010	December 31, 2009
	(unaudited)
Cash	569	728
Short-term investments	9,154	6,565

	9,723	7,293

All the above mentioned short-term investments are made through the use of low risk fixed income securities, in a way that: those denominated in Brazilian reais are concentrated in investments indexed to the CDI, and those denominated in US dollars are mainly time deposits, with the original due date less than three months.
8	Short-term investments

	September 30, 2010	December 31, 2009
	(unaudited)
Time deposit	—	3,747

Represent low risk investments with original due date over three months.
9	Inventories

	September 30, 2010	December 31, 2009
	(unaudited)
Products

Nickel (co-products and by-products)	1,931	1,083
Iron ore and pellets	681	677
Manganese and ferroalloys	223	164
Fertilizer	198	—
Aluminum products (*)	—	135
Kaolin (*)	—	42
Copper concentrate	30	35
Coal	98	51
Others	122	51
Spare parts and maintenance supplies	980	958

	4,263	3,196

(*)	Classified as held for sale (see note 10)
In September 30, 2010 and December 31, 2009, there were no adjustments to reduce inventories to market values.

10	Assets and liabilities held for sale
•	Aluminium
In connection with our strategy of active portfolio asset management, on May 2, 2010, we entered into an agreement with Norsk Hydro ASA (Hydro), to sell all our stakes in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), 60% of our Paragominas bauxite mine and all our other Brazilian bauxite mineral rights (“Aluminum Business”).
For the participations of Albras, Alunorte, and CAP we will receive US$405 in cash, the assumption of US$700 of net debt by Hydro and a 22% stake in Hydro. For 60% of Paragominas and mineral rights we will receive US$600. We will sell the remaining 40% of Paragominas in two tranches, in 2013 and 2015, each for US$200 in cash. The sale is expected to be concluded in the near future.
The Company has assessed that the expected fair value of the transaction is higher than the net asset carrying value and accordingly has maintained the original amounts. Also, because of the significant influence retained by the Company on Hydro, aluminum was not considered a discontinued operation.
•	Kaolin
As part of our portfolio management, we have entered into negotiations to sell our kaolin net assets. In August 2010, a part of our kaolin’s assets was sold and we remeasured the remaining assets at fair value less costs to sell and the estimated loss was recorded as discontinued operations in our Statement of Income.
As at September 30, 2010, detailed amounts of these assets and liabilities classified as held for sale are included in the table below:

Assets held for sale
Inventories	413
Property, plant and equipment	4,575
Advances to suppliers — energy	497
Recoverable taxes	604
Other assets	548

Total	6,637

Liabilities associated with assets held for sale
Suppliers	134
Short — term debt	49
Long term debt	722
Noncontrolling interests	1,830
Other	244

Total	2,979

11	Investments in affiliated companies and joint ventures

	September 30, 2010				Investments		Equity in earnings (losses) of investee adjustments					Dividends Received
										Nine-month period					Nine-month period ended
				Net income			Three-month period ended (unaudited)			ended (unaudited)		Three-month period ended (unaudited)				(unaudited)
	Participation in capital			(loss) of	September	December	September	June 30,	September	September	September	September	June 30,	September	September	September
	(%)		Net equity	the period	30, 2010	31, 2009	30, 2010	2010	30, 2009	30, 2010	30, 2009	30, 2010	2010	30, 2009	30, 2010	30, 2009
	Voting	Total		(unaudited)	(unaudited)
Bulk Material
Iron ore and pellets
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	335	72	171	132	30	1	(5)	36	2	3	—	—	3	20
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	181	10	92	83	1	(4)	(1)	5	(9)	—	25	—	25	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	174	69	87	59	25	3	(23)	34	(9)	11	—	—	11	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	139	8	71	90	—	2	5	4	8	—	—	—	—	—
Minas da Serra Geral SA — MSG	50.00	50.00	64	3	32	31	1	1	1	1	1	—	—	—	—	—
SAMARCO Mineração SA — SAMARCO (2)	50.00	50.00	1,797	1,074	962	673	245	245	110	534	241	225	100	—	375	50
Baovale Mineração SA — BAOVALE	50.00	50.00	52	4	26	30	1	—	—	2	(4)	—	—	—	—	—
Zhuhai YPM Pellet e Co,Ltd — ZHUHAI	25.00	25.00	96	20	24	13	1	1	1	5	—	—	—	—	—	—
Tecnored Desenvolvimento Tecnológico SA	37.40	37.40	99	(27)	37	—	—	—	—	(10)	—	—	—	—	—	—

					1,502	1,111	303	249	88	610	230	239	125	—	414	70
Coal
Henan Longyu Resources Co Ltd	25.00	25.00	893	48	223	250	(27)	19	24	12	56	44	39	—	83	—
Shandong Yankuang International Company Ltd	25.00	25.00	(80)	(48)	(20)	(7)	(5)	(5)	(3)	(12)	(14)	—	—	—	—	—

					203	243	(32)	14	21	—	42	44	39	—	83	—
Base Metals
Bauxite
Mineração Rio do Norte SA — MRN	40.00	40.00	380	17	152	143	5	1	10	7	22	—	—	—	—	30

Copper
Teal Minerals Incorpored	50.00	50.00	148	(52)	74	80	(13)	(18)	—	(26)	—	—	—	—	—	—
Nickel
Heron Resources Inc (cost US$24) — available-for-sale	—	—	—	—	—	8	—	—	—	—	—	—	—	—	—	—
Korea Nickel Corp	—	—	—	—	—	13	—	—	—	—	—	—	—	—	—	—
Others — available for sale	—	—	—	—	25	9	—	—	—	—	—	—	—	—	—	—

					25	30	—	—	—	—	—	—	—	—	—	—
Logistic
LOG-IN Logística Intermodal SA	33.56	33.56	381	(1)	128	125	—	1	—	—	2	—	—	—	—	3
MRS Logística SA	37.86	41.50	1,313	149	545	468	26	23	34	62	76	—	35	—	35	33

					673	593	26	24	34	62	78	—	35	—	35	36
Others
Steel
California Steel Industries Inc — CSI	50.00	50.00	312	27	156	150	(2)	9	2	13	(9)	—	—	—	—	—
THYSSENKRUPP CSA Companhia Siderúrgica	26.87	26.87	6,773	(37)	1,820	2,049	(10)	4	—	(10)	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais SA — USIMINAS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7

					1,976	2,199	(12)	13	2	3	(9)	—	—	—	—	7
Other affiliates and joint ventures
Vale Soluções em Energia (1)	51.00	51.00	301	—	154	99	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	152	87	28	—	—	28	(1)	—	—	—	—	—

					306	186	28	—	—	28	(1)	—	—	—	—	—

Total					4,911	4,585	305	283	155	684	362	283	199	—	532	143

(1)	Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation.

(2)	Investment includes goodwill of US$62 in December, 2009 and US$63 in September, 2010.

12	Short-term debt
Short-term borrowings outstanding on September 30, 2010 are from commercial banks for import financing denominated in US dollars, with average annual interest rates of 2.16%.
13	Long-term debt

	Current liabilities		Long-term liabilities
	September 30,	December 31,	September 30,	December 31,
	2010	2009	2010	2009
	(unaudited)		(unaudited)
Foreign debt
Loans and financing denominated in the following currencies:
US dollars	2,254	1,543	2,187	4,332
Others	20	29	195	411
Fixed Rate Notes
US dollars	—	—	10,230	8,481
EUR	—	—	1,023	—
Debt securities	—	150	—	—
Perpetual notes	—	—	78	78
Accrued charges	208	198	—	—

	2,482	1,920	13,713	13,302

Brazilian debt
Brazilian Reais indexed to Long-term Interest Rate — TJLP/CDI
and General Price Index-Market (IGPM)	67	62	3,608	3,433
Basket of currencies	1	1	5	3
Non-convertible debentures	885	861	2,702	2,592
US dollars denominated	—	—	715	568
Accrued charges	194	89	—	—

	1,147	1,013	7,030	6,596

Total	3,629	2,933	20,743	19,898

(*)	Secured by receivables from future export sales. Redeemed in January, 2010.
The long-term portion at September 30, 2010 falls due as follows:

2011	208
2012	1,083
2013	3,196
2014	929
2015 and thereafter	14,908
No due date	419

20,743

At September 30, 2010 annual interest rates on long-term debt were as follows:

Up to 3%	5,115
3.1% to 5% (*)	2,059
5.1% to 7%	8,947
7.1% to 9% (**)	2,879
9.1% to 11% (**)	2,553
Over 11% (**)	2,737
Variable	82

24,372

(*)	Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.71% per year in US dollars.

(**)	Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,910 of which US$6,328 has original interest rate above 7.1% per year. The average cost after taking into account the derivative transactions is 4.43% per year in dollars.
The average cost of all derivative transactions is 4.47% per year in US dollars.

Vale has non-convertible debentures at Brazilian Real denominated as follow:

					Balance
	Quantity as of September 30, 2010				September	December
Non Convertible Debentures	Issued	Outstanding	Maturity	Interest	30, 2010	31, 2009
					(unaudited)
1st Series	150,000	150,000	November 20, 2010	101.75% CDI	918	869
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	2,450	2,318
Tranche “B”	5	5	No due date	6.5% p.a + IGP-DI	341	295

					3,710	3,482

Short-term portion					885	861
Long-term portion					2,702	2,592
Accrued chages					122	29

					3,710	3,482

The indexation indices/ rates applied to our debt were as follows:

	Three-month period ended			Nine-month period
	(unaudited)			ended (unaudited)
	September	June 30,	September	September	September
	30, 2010	2010	30, 2009	30, 2010	30, 2009
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.6	4.5	4.7
IGP-M — General Price Index — Market	2.1	2.8	(0.4)	7.8	(1.6)
Appreciation (devaluation) of Real against US dollar	6.3	(1.1)	9.8	2.8	32.1
In September 2010, Vale also entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers with 400,000 dwt, comprising of facility in an amount up to US$1,229. The financing has a 13-year total term to be repaid, and the funds will be disbursed during the next 3 years according to the construction schedule

In September 2010, we issued US$1 billion notes due 2020 and US$750 notes due 2039. The 2020 notes were sold at a price of 99.030% of the principal amount and will bear a coupon of 4.625% per year, payable semi-annually. The 2039 notes that were sold at a price of 110.872% of the principal amount will be consolidated with and form a single series with Vale Overseas’s US$ 1 billion 6.875% Guaranteed Notes due 2039 issued on November 10, 2009.

In June 2010, we entered into a bilateral pre-export finance agreement in the amount of US$500 and final tenor of 10 years.

In March 2010, we issued EUR750, equivalent to US$1 billion, of 8-year euronotes at a price of 99,564% of the principal amount. These notes will mature in March 2018 and will bear a coupon of 4,375% per year, payable annually.

In January 2010, we redeemed all outstanding export receivables securitization 10-year notes issued in September 2000 at an interest rate of 8.926% per year and the notes issued in July 2003 at an interest rate of 4.43% per year. The outstanding principal amounts of those September 2010 notes were US$28 and for the July 2013 notes were US$122, totaling US$150 of debt redeemed.

Credit Lines

We have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At September 30, 2010, the total amount available under revolving credit lines was US$1,600, of which US$850 was granted to Vale International and the balance to Vale Canada Ltd. As of September 30, 2010, neither Vale International nor Vale Canada Ltd had drawn any amounts under these facilities, but US$111 of letters of credit were issued and remained outstanding pursuant Vale Canada Ltd’s facility.

In October 2010, we entered into agreement with Export Development Canada (EDC), for the financing of our capital expenditure program. Pursuant to the agreement, EDC will provide a facility in an amount up to US$1 billion. US$500 will be available for investments in Canada and the remaining US$500 will be related to existing and future Canadian purchases of goods and services.

In May 2008, we entered into framework agreements with the Japan Bank for International Cooperation in the amount of US$3 billion and Nippon Export and Investment Insurance in the amount of US$2 billion for the financing of mining, logistics and power generation projects. In November, 2009, Vale signed a US$300 export facility agreement, through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance — NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona river, island of Sulawesi, Indonesia. Through September 30, 2010, PT International had drawn down US$150 on this facility.

In 2008, we established a credit line for R$7,300, or US$4 billion, with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian National Development Bank) to support our investment program. As of September 30, 2010, we had drawn the equivalent of US$1,104 under this facility.

Guarantee

On September 30, 2010, US$3 (December 31, 2009 — US$753) of the total aggregate outstanding debt were secured by receivables. The remaining outstanding debt in the amount of US$24,369 (December 31, 2009 — US$22,078) were unsecured.

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of September 30, 2010.
14	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.

On October 14, 2010, the Board of Directors approved the following proposals: (i) payment of the second tranche of the minimum dividend of US$1.250 billion and (ii) payment of an additional dividend of US$500. The payments will be made on October 29, 2010.

On September 23, 2010, the Board of Directors approved a share buy-back program. The shares are to be held in treasury for subsequent sale or cancellation, amounting up to US$2 billion and involving up to 64,810,513 common shares and up to 98,367,748 preferred shares. As of September 30, 2010 we had acquired 10,029,700 common shares and 21,125,300 preferred shares. The pending payments as of September 30, 2010 refer to the three days period after the date of the order to buy, in amount of US$527, and was recorded as others current liabilities on the Balance Sheet.

The share buy-back program was completely executed in October, 2010.

In April 2010, we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of interest on stockholders’ equity.

In June 2010, the notes series Rio and Rio P were converted into ADS and represent an aggregate of 49,305,205 common shares and 26,130,033 preferred class A shares respectively. The conversion was made using 75,435,238 treasury stocks held by the Company. The difference between the conversion amount and the book value of the treasury stocks of US$1,379 was accounted for in additional paid-in capital in the stockholder’s equity.

The outstanding issued mandatory convertible notes as of September 30, 2010, are as follows:

	Date		Value
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches Vale and Vale P - 2012	July/2009	June/2012	942	934	6,75% p.a.
The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory, consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury.

	Maximum amount of action		Value
Headings	Common	Preferred	Common	Preferred
Tranches Vale and Vale P - 2012	18,415,859	47,284,800	293	649
In April, 2010, we paid additional interest to holders of mandatorily convertible notes: series RIO and RIO P, US$0.417690 and US$0.495742 per note, respectively, and series VALE-2012 and VALE.P-2012, US$0.602336 and US$0.696668 per note, respectively.

Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September	June 30,	September	September	September
	30, 2010	2010	30, 2009	30, 2010	30, 2009
Net income from continuing operations attributable to Company’s stockholders	6,030	3,711	1,677	11,490	3,830
Discontinued operations, net of tax	8	(6)	—	(143)	—

Net income attributable to Company’s stockholders	6,038	3,705	1,677	11,347	3,830

Interest attributed to preferred convertible notes	(11)	(19)	(16)	(49)	(39)
Interest attributed to common convertible notes	(5)	(23)	(21)	(51)	(70)

Net income for the period adjusted	6,022	3,663	1,640	11,247	3,721

Basic and diluted earnings per share

Income available to preferred stockholders	2,314	1,409	621	4,324	1,408
Income available to common stockholders	3,635	2,208	973	6,783	2,208
Income available to convertible notes linked to preferred shares	53	33	23	100	53
Income available to convertible notes linked to common shares	21	13	23	39	52

Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,056,473	2,035,740	2,030,954	2,043,102	2,030,727
Weighted average number of shares outstanding (thousands of shares) — common shares	3,230,765	3,190,675	3,181,727	3,204,885	3,181,709
Treasury preferred shares linked to mandatorily convertible notes	47,285	47,285	77,580	47,285	77,580
Treasury common shares linked to mandatorily convertible notes	18,416	18,416	74,998	18,416	74,998

Total	5,352,939	5,292,116	5,365,259	5,313,688	5,365,014

Earnings per preferred share	1.13	0.69	0.31	2.12	0.69
Earnings per common share	1.13	0.69	0.31	2.12	0.69
Earnings per convertible notes linked to preferred share (*)	1.35	1.09	0.50	3.15	1.19
Earnings per convertible notes linked to common share (*)	1.41	1.95	0.59	4.89	1.63

Continuous operations
Earnings per preferred share	1.13	0.69	—	2.14	—
Earnings per common share	1.13	0.69	—	2.14	—
Earnings per convertible notes linked to preferred share (*)	1.35	1.10	—	3.17	—
Earnings per convertible notes linked to common share (*)	1.41	1.95	—	4.89	—

Earnings per preferred share	—	—	—	(0.02)	—
Earnings per common share	—	—	—	(0.02)	—
Earnings per convertible notes linked to preferred share (*)	—	—	—	(0.02)	—

(*)	Basic earnings per share only, as dilution assumes conversion
If the conversion of the convertible notes had been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September	June 30,	September	September	September
	30, 2010	2010	30, 2009	30, 2010	30, 2009
Income available to preferred stockholders	2,378	1,461	660	4,473	1,500
Income available to common stockholders	3,660	2,244	1,017	6,874	2,330

Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,103,758	2,083,025	2,108,534	2,090,387	2,108,307
Weighted average number of shares outstanding (thousands of shares) — common shares	3,249,181	3,209,091	3,256,725	3,223,301	3,256,707

Earnings per preferred share	1.13	0.70	0.31	2.14	0.71
Earnings per common share	1.13	0.70	0.31	2.13	0.71

Continuous operations
Earnings per preferred share	1.13	0.70	—	2.17	—
Earnings per common share	1.13	0.70	—	2.16	—

Discontinued operations
Earnings per preferred share	—	—	—	(0.03)	—
Earnings per common share	—	—	—	(0.03)	—

15	Pension costs
We previously disclosed in our consolidated financial statements for the year ended 2009, that we expected to contribute US$240 to our defined benefit pension plan in 2010. As of September 30, 2010, total contributions of US$184 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended (unaudited)
	September 30, 2010
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	1	19	8
Interest cost on projected benefit obligation	104	92	26
Expected return on assets	(159)	(83)	—
Amortizations and (gain) / loss	—	1	—
Net deferral	(1)	12	(9)

Net periodic pension cost (credit)	(55)	41	25

	Three-month period ended (unaudited)
	June 30, 2010
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	—	15	6
Interest cost on projected benefit obligation	71	90	24
Expected return on assets	(118)	(81)	—

Net periodic pension cost (credit)	(47)	24	30

	Three-month period ended (unaudited)
	September 30, 2009
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	11	4
Interest cost on projected benefit obligation	81	64	18
Expected return on assets	(112)	(47)	(1)
Amortizations and (gain) / loss	4	—	—
Net deferral	—	4	(4)

Net periodic pension cost (credit)	(24)	32	17

	Nine-month period ended (unaudited)
	September 30, 2010			September 30, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other	pension	pension	other
	plans	plans	benefits	plans	plans	benefits
Service cost — benefits earned during the year	1	51	20	7	29	12
Interest cost on projected benefit obligation	244	270	74	196	162	56
Expected return on assets	(392)	(245)	—	(270)	(134)	(1)
Amortizations and (gain) / loss	—	1	—	9	(1)	—
Net deferral	(1)	12	(9)	—	13	(17)

Net periodic pension costs (credit)	(148)	89	85	(58)	69	50

16	Long-term incentive compensation plan
Under the terms of the long-term incentive compensation plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at September 30, 2010 and December 31, 2009, is 2,896,038 and 1,809,117, respectively.

Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements for Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At September 30, 2010 and December 31, 2009, we recognized a liability of US$94 and US$72, respectively, through the Statement of Income.
17	Commitments and contingencies
a) In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, we provided certain guarantees on December 30, 2004 on behalf of Vale New Caledonia S.A.S. (VNC) pursuant to which we guaranteed payments due from VNC of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. This guarantee was provided to BNP Paribas for the benefit of the tax investors of GniFi, the special purpose vehicle which owns a portion of the assets in our nickel cobalt processing plant in New Caledonia (“Girardin Assets”). We also provided an additional guarantee covering the payments due from VNC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by VNC under a lease agreement covering the Girardin Assets. This guarantee was provided to BNP Paribas for the benefit of GniFi.

Another commitment incorporated in the tax-advantaged lease financing arrangement was that the Girardin Assets would be substantially complete by December 31, 2009. In light of the delay in the start up of VNC processing facilities the December 31, 2009 substantially complete date was not met. Management proposed an extension to the substantially complete date from December 31, 2009 to December 31, 2010. Both the French government authorities and the tax investors have agreed to this extension, although a signed waiver has not yet been received from the tax investors. The French tax authorities issued their signed extension on March 12, 2010. Accordingly the benefits of the financing structure are fully expected to be maintained and we anticipate that there will be no recapture of the tax advantages provided under this financing structure.

In 2009, two new bank guarantees totaling US$59 (€43 million) as at September 30, 2010 were established by us on behalf of VNC in favor of the South Province of New Caledonia in order to guarantee the performance of VNC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.

Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC. The put option can be exercised if the defined cost of the initial nickel-cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin funding, shareholder loans and equity contributions by stockholders to VNC, exceeded US$4.2 billion and an agreement cannot be reached on how to proceed with the project. On February 15, 2010, we formally amended our agreement with Sumic to increase the threshold to approximately US$4.6 billion at specified rates of exchange. On October 22, 2010, we have signed an agreement to extend the put option date into the first half of 2011.

We provided a guarantee covering certain termination payments due from VNC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VNC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VNC and the date on which an early termination of the ESA were to occur. During the first quarter of 2010 the supply of electricity under the ESA to the project began, and the guaranteed amount now decreases over the life of the ESA from its maximum amount. As at September 30, 2010 the guarantee was US$176 (€129 million).

In February 2009, we and our subsidiary, Vale Newfoundland and Labrador Limited (“VNL”), entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VNL to ship up to 55,000 metric tonnes of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VNL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of Canadian US$16 (CAD$16 million) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The amount of this financial assurance was Canadian US$110 (CAD$112 million) based on seven shipments of nickel concentrate and as of September 30, 2010, US$11 (CAD$11 million) remains outstanding.

As at September 30, 2010, there was an additional US$111 in letters of credit issued and outstanding pursuant to our syndicate revolving credit facility, as well as an additional US$41 of letters of credit and US$48 in bank guarantees that were issued and outstanding. These are associated with environmental reclamation and other operating associated items such as insurance, electricity commitments and import and export duties.

b) We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2010 (unaudited)		December 31, 2009
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	752	802	657	657
Civil claims	612	410	582	307
Tax — related actions	630	331	489	175
Others	34	5	35	4

	2,028	1,548	1,763	1,143

Labor and social security related actions principally comprise of claims by Brazilian current and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
Civil actions principally relate to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriation disputes.
Tax related actions principally comprise of challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all the actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.
Judicial deposits are made by us following court requirements in order to be entitled to either initiate or continue a legal action. These amounts are released to us upon receipt of a final favorable outcome from the legal action, in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
Contingencies settled during the three-month periods ended September 30, 2010, June 30, 2010 and September 30, 2009, totaled US$67, US$61, US$22, respectively. Provisions recognized in the three-month periods ended September 30, 2010, June 30, 2010 and September 30, 2009, totaled US$68, US$101, US$116, respectively, classified as other operating expenses.
In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$4,343 at September 30, 2010, and for which no provision has been made (2009 — US$4,190).
c) At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.
A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders has the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.
In April and October 2010 we paid remuneration on these debentures of US$5 and US$5, respectively.
d) Asset retirement obligations
We use various judgments and assumptions when measuring our asset retirement obligations.
Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

				Nine-month period ended
	Three-month period ended (unaudited)			(unaudited)
	September 30,		September 30,	September 30,	September 30,
	2010	June 30, 2010	2009	2010	2009
Beginning of period	1,162	1,129	999	1,116	887
Accretion expense	21	31	23	79	44
Liabilities settled in the current period	(2)	(2)	(7)	(12)	(25)
Revisions in estimated cash flows (*)	(11)	28	—	15	(9)
Cumulative translation adjustment	60	(24)	87	32	205

End of period	1,230	1,162	1,102	1,230	1,102

Current liabilities	79	80	27	79	27
Non-current liabilities	1,151	1,082	1,075	1,151	1,075

Total	1,230	1,162	1,102	1,230	1,102

(*)	Includes $44 for the purchase of Vale Fertilizantes S.A. and Vale Fosfatados S.A.
18	Other expenses
The income statement line “Other operating expenses” totaled US$1,431 for the nine month period ended September 30, 2010, includes pre operational expenses, loss of materials and idle capacity and stoppage operations expenses incurred until September, 2010 of US$174, US$106 and US$472 respectively.
19	Fair value disclosure of financial assets and liabilities
The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, defines fair value, set out a framework for measuring fair value, which refers to valuation concepts and practices and requires certain disclosures about fair value measurements.

a) Measurements

The pronouncements define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed as follows:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 — Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;

Level 3 — Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.

b) Measurements on a recurring basis

The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at September 30, 2010 and 2009 are summarized below:
•	Available-for-sale securities

They are securities that are not classified either as held-for-trading or as held-to-maturity for strategic reasons and have readily available market prices. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. When there is no market value, we use inputs other than quoted prices.

•	Derivatives

The market approach is used to estimate the fair value of the swaps discounting their cash flows using the interest rate of the currency they are denominated and also for the commodities contracts, since the fair value is computed by using forward curves for each commodity.

•	Debentures

The fair value is measured by the market approach method, and the reference price is available on the secondary market.
The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	As of September 30, 2010 (unaudited)
	Carrying
	amount	Fair value	Level 1	Level 2
Available-for-sale securities	25	25	25	—
Unrealized gain on derivatives	983	983	—	983
Debentures	(987)	(987)	—	(987)

	As of December 31, 2009
	Carrying
	amount	Fair value	Level 1	Level 2
Available-for-sale securities	17	17	17	—
Unrealized gains on derivatives	832	832	—	832
Debentures	(752)	(752)	—	(752)
c) Measurements on a non-recurring basis

The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and assets acquired and liabilities assumed in business combinations. During the year ended September 30, 2010, we have not recognized any additional impairment for those items.

d) Financial Instruments

Long-term debt

The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted on the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bonds curves (income approach).

Time deposits

The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.

Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate. The estimated fair value measurement is disclosed as follows:

	As of September 30, 2010 (unaudited)
	Carrying
	amount	Fair value	Level 1	Level 2
Long-term debt (less interests) (*)	(23,970)	(25,583)	(17,295)	(8,288)

	As of December 31, 2009
	Carrying
	amount	Fair value	Level 1	Level 2
Time deposits	3,747	3,747	—	3,747
Long-term debt (less interests) (*)	(22,544)	(23,344)	(12,424)	(10,920)

(*)	Less accrued charges of US$402 and US$287 as of September 30, 2010 and December 31, 2009, respectively.

20	Segment and geographical information
We adopt disclosures about segments of an enterprise and related information with respect to the information we present about our operating segments. The standard introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on an aggregated and disaggregated basis.

Considering the new fertilizer segment acquired and the related reorganization occurred the operating segments are: 1) Bulk Materials represented by iron ore, pellets, manganese ore and ferroalloys, coal; 2) Base Metals represented by nickel, aluminum and copper, 3) Fertilizers; and 4) Logistics services.

Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	September 30, 2010							June 30, 2010							September 30, 2009
	Bulk	Base						Bulk	Base						Bulk	Base
	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues — Foreign	18,701	2,311	14	—	—	(9,169)	11,857	12,038	2,222	—	—	5	(6,092)	8,173	6,669	2,180	—	19	14	(3,057)	5,825
Gross revenues — Domestic	1,312	222	828	462	188	(373)	2,639	1,110	157	221	457	138	(326)	1,757	572	213	118	317	74	(226)	1,068
Cost and expenses	(11,960)	(2,012)	(788)	(346)	(184)	9,542	(5,748)	(8,270)	(1,857)	(211)	(344)	(99)	6,418	(4,363)	(4,627)	(1,956)	(47)	(218)	(83)	3,283	(3,648)
Research and development	(70)	(68)	(21)	(23)	(34)	—	(216)	(72)	(58)	(5)	(11)	(43)	—	(189)	(47)	(43)	(9)	(13)	(119)	—	(231)
Depreciation, depletion and amortization	(379)	(224)	(48)	(32)	(13)	—	(696)	(362)	(330)	(17)	(38)	(1)	—	(748)	(333)	(346)	(9)	(33)	—	—	(721)

Operating income	7,604	229	(15)	61	(43)	—	7,836	4,444	134	(12)	64	—	—	4,630	2,234	48	53	72	(114)	—	2,293
Financial income	550	194	4	10	1	(703)	56	745	388	1	2	(188)	(879)	69	579	189	—	6	—	(676)	98
Financial expenses	(995)	(391)	(5)	(16)	(37)	703	(741)	(961)	(625)	(1)	(11)	205	879	(514)	(767)	(332)	—	(7)	—	676	(430)
Gains (losses) on derivatives, net	642	(137)	—	—	(5)	—	500	(157)	40	—	—	5	—	(112)	362	(22)	—	—	1	—	341
Foreign exchange and monetary gains (losses), net	89	157	18	(4)	(3)	—	257	119	(55)	2	(1)	1	—	66	(41)	158	—	(2)	4	—	119
Discontinued operations, net of tax	—	8	—	—	—	—	8	—	(6)	—	—	—	—	(6)	—	—	—	—	—	—	—
Gain on sale of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12	—	—	61	—	73
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	302	(26)	—	27	2	—	305	250	1	—	23	9	—	283	130	10	—	33	(18)	—	155
Income taxes	(2,116)	(26)	(6)	2	—	—	(2,146)	(743)	74	3	5	—	—	(661)	(946)	21	—	—	(1)	—	(926)
Noncontrolling interests	5	(46)	—	—	4	—	(37)	2	(48)	—	—	(4)	—	(50)	16	(49)	—	—	(13)	—	(46)

Net income attributable to the Company’s stockholders	6,081	(38)	(4)	80	(81)	—	6,038	3,699	(97)	(7)	82	28	—	3,705	1,567	35	53	102	(80)	—	1,677

Sales classified by geographic destination:
Foreign market
America, except United States	289	423	14	—	—	(212)	514	391	252	—	—	5	(259)	389	232	320	—	—	—	(207)	345
United States	62	171	—	—	—	(36)	197	12	161	—	—	—	(10)	163	13	241	—	—	12	(13)	253
Europe	4,110	704	—	—	—	(2,321)	2,493	3,331	785	—	—	—	(1,735)	2,381	1,884	826	—	—	—	(1,488)	1,222
Middle East/Africa/Oceania	976	40	—	—	—	(543)	473	747	55	—	—	—	(344)	458	191	38	—	—	—	(109)	120
Japan	2,348	370	—	—	—	(1,044)	1,674	1,260	330	—	—	—	(518)	1,072	646	283	—	—	2	(257)	674
China	9,103	210	—	—	—	(4,155)	5,158	5,332	173	—	—	—	(2,711)	2,794	3,114	202	—	19	—	(761)	2,574
Asia, other than Japan and China	1,813	393	—	—	—	(858)	1,348	965	466	—	—	—	(515)	916	589	270	—	—	—	(222)	637

	18,701	2,311	14	—	—	(9,169)	11,857	12,038	2,222	—	—	5	(6,092)	8,173	6,669	2,180	—	19	14	(3,057)	5,825
Domestic market	1,312	222	828	462	188	(373)	2,639	1,110	157	221	457	138	(326)	1,757	572	213	118	317	74	(226)	1,068

	20,013	2,533	842	462	188	(9,542)	14,496	13,148	2,379	221	457	143	(6,418)	9,930	7,241	2,393	118	336	88	(3,283)	6,893

Operating segment — after eliminations (disaggregated)

	Three-month period ended (unaudited)
	September 30, 2010
	Revenue
										Property, plant
										and equipment,	Addition to
								Depreciation,		net and	property, plant
				Value added	Net	Cost and	Operating	depletion and	Operating	intangible	and equipment
	Foreign	Domestic	Total	tax	revenues	expenses	profit	amortization	income	assets	and intangible	Investments
Bulk Material
Iron ore	7,987	738	8,725	(108)	8,617	(1,982)	6,635	(325)	6,310	29,523	1,591	95
Pellets	1,663	419	2,082	(81)	2,001	(774)	1,227	(23)	1,204	1,325	137	1,407
Manganese	51	16	67	1	68	(41)	27	(1)	26	24	—	—
Ferroalloys	95	71	166	(16)	150	(74)	76	(2)	74	287	2	—
Coal	217	—	217	—	217	(199)	18	(28)	(10)	2,771	58	203
Pig iron	—	—	—	—	—	—	—	—	—	123	—	—

	10,013	1,244	11,257	(204)	11,053	(3,070)	7,983	(379)	7,604	34,053	1,788	1,705
Base Metals
Nickel and other products (*)	1,074	—	1,074	—	1,074	(758)	316	(206)	110	27,968	448	25
Copper concentrate	200	36	236	(8)	228	(152)	76	(22)	54	2,748	566	74
Aluminum products	559	50	609	(15)	594	(533)	61	(4)	57	84	65	152

	1,833	86	1,919	(23)	1,896	(1,443)	453	(232)	221	30,800	1,079	251
Fertilizers
Potash	—	87	87	(5)	82	(53)	29	(9)	20	208	—	—
Phosphates	9	547	556	(25)	531	(524)	7	(33)	(26)	6,521	206	—
Nitrogen	2	145	147	(20)	127	(133)	(6)	(6)	(12)	1,446	46	—
Others fertilizers products	—	12	12	(3)	9	(6)	3	—	3	325	—	—

	11	791	802	(53)	749	(716)	33	(48)	(15)	8,500	252	—

Logistics
Railroads	—	308	308	(57)	251	(184)	67	(27)	40	2,084	43	545
Ports	—	100	100	(15)	85	(59)	26	(5)	21	269	11	—
Ships	—	—	—	—	—	—	—	—	—	—	—	128

	—	408	408	(72)	336	(243)	93	(32)	61	2,353	54	673
Others	—	110	110	(42)	68	(98)	(30)	(5)	(35)	4,186	679	2,282

	11,857	2,639	14,496	(394)	14,102	(5,570)	8,532	(696)	7,836	79,892	3,852	4,911

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	Three-month period ended (unaudited)
	June 30, 2010
	Revenue
											Addition to
										Property, plant	property,
										and	plant and
								Depreciation,		equipment, net	equipment
				Value added		Cost and	Operating	depletion and	Operating	and intangible	and
	Foreign	Domestic	Total	tax	Net revenues	expenses	profit	amortization	income	assets	intangible	Investments
Bulk Material
Iron ore	4,782	653	5,435	(87)	5,348	(1,658)	3,690	(297)	3,393	26,408	1,039	88
Pellets	1,285	333	1,618	(62)	1,556	(524)	1,032	(34)	998	1,698	77	1,254
Manganese	81	8	89	(6)	83	(47)	36	(4)	32	23	—	—
Ferroalloys	103	67	170	(16)	154	(79)	75	(6)	69	240	3	—
Coal	185	—	185	—	185	(217)	(32)	(16)	(48)	1,734	123	186
Pig iron	9	—	9	—	9	(4)	5	(5)	—	—	—	—

	6,445	1,061	7,506	(171)	7,335	(2,529)	4,806	(362)	4,444	30,103	1,242	1,528
Base Metals
Nickel and other products (*)	874	—	874	—	874	(640)	234	(246)	(12)	27,471	386	22
Copper concentrate	207	—	207	(3)	204	(145)	59	(22)	37	2,662	307	69
Aluminum products	634	21	655	(3)	652	(481)	171	(62)	109	228	—	140

	1,715	21	1,736	(6)	1,730	(1,266)	464	(330)	134	30,361	693	231
Fertilizers
Potash	—	55	55	(3)	52	(42)	10	(6)	4	1,889	2	—
Phosphates	—	114	114	(10)	104	(103)	1	(9)	(8)	5,546	44	—
Nitrogen	—	39	39	(4)	35	(37)	(2)	(2)	(4)	1,288	—	—
Others fertilizers products	—	2	2	(1)	1	(5)	(4)	—	(4)	319	—	—

	—	210	210	(18)	192	(187)	5	(17)	(12)	9,042	46	—

Logistics
Railroads	—	301	301	(45)	256	(190)	66	(32)	34	1,944	25	486
Ports	11	95	106	(14)	92	(51)	41	(5)	36	245	1	—
Ships	2	—	2	—	2	(7)	(5)	(1)	(6)	—	—	121

	13	396	409	(59)	350	(248)	102	(38)	64	2,189	26	607
Others	—	69	69	(18)	51	(50)	1	(1)	—	2,054	229	2,078

	8,173	1,757	9,930	(272)	9,658	(4,280)	5,378	(748)	4,630	73,749	2,236	4,444

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	Three-month period ended (unaudited)
	September 30, 2009
	Revenue
										Property,	Addition to
										plant and	property,
								Depreciation,		equipment,	plant and
								depletion		net and	equipment
				Value	Net	Cost and	Operating	and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	profit	amortization	income	assets	intangible	Investments
Bulk Material
Iron ore	3,499	322	3,821	(43)	3,778	(1,280)	2,498	(285)	2,213	20,563	623	70
Pellets	335	82	417	(34)	383	(316)	67	(27)	40	947	—	1,130
Manganese	16	7	23	—	23	(22)	1	(3)	(2)	23	1	—
Ferroalloys	46	55	101	(14)	87	(67)	20	(5)	15	257	21	—
Coal	138	—	138	—	138	(157)	(19)	(13)	(32)	1,597	81	229
Pig iron	8	—	8	—	8	(8)	—	—	—	144	—	—

	4,042	466	4,508	(91)	4,417	(1,850)	2,567	(333)	2,234	23,531	726	1,429
Base Metals
Nickel and other products (*)	1,100	3	1,103	—	1,103	(799)	304	(256)	48	23,805	367	43
Kaolin	36	8	44	(2)	42	(35)	7	(9)	(2)	197	24	—
Copper concentrate	153	45	198	(13)	185	(122)	63	(20)	43	4,013	92	—
Aluminum products	482	47	529	(11)	518	(498)	20	(61)	(41)	4,655	17	171

	1,771	103	1,874	(26)	1,848	(1,454)	394	(346)	48	32,670	500	214
Fertilizers
Potash	—	118	118	(4)	114	(52)	62	(9)	53	159	—	—

	—	118	118	(4)	114	(52)	62	(9)	53	159	—	—
Logistics
Railroads	—	239	239	(36)	203	(123)	80	(25)	55	1,923	29	445
Ports	—	78	78	(11)	67	(42)	25	(8)	17	1,441	—	—
Ships	—	—	—	—	—	—	—	—	—	807	171	123

	—	317	317	(47)	270	(165)	105	(33)	72	4,171	200	568
Others	12	64	76	(19)	57	(171)	(114)	—	(114)	5,001	219	2,372

	5,825	1,068	6,893	(187)	6,706	(3,692)	3,014	(721)	2,293	65,532	1,645	4,583

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Results by segment — before eliminations (aggregated)

	Nine-month period ended (unaudited)
	September 30, 2010							September 30, 2009
	Bulk							Bulk
	Material	Base Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Material	Base Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues — Foreign	37,609	6,465	14	12	11	(18,491)	25,620	17,983	5,918	—	35	53	(9,072)	14,917
Gross revenues — Domestic	3,255	580	1,114	1,259	397	(951)	5,654	1,168	550	304	796	177	(514)	2,481
Cost and expenses	(25,323)	(5,729)	(1,038)	(982)	(352)	19,442	(13,982)	(12,934)	(5,626)	(99)	(596)	(167)	9,586	(9,836)
Research and development	(186)	(168)	(33)	(45)	(145)	—	(577)	(162)	(160)	(27)	(40)	(296)	—	(685)
Depreciation, depletion and amortization	(1,117)	(879)	(72)	(105)	(14)	—	(2,187)	(812)	(1,002)	(19)	(86)	(4)	—	(1,923)

Operating income	14,238	269	(15)	139	(103)	—	14,528	5,243	(320)	159	109	(237)	—	4,954
Financial income	1,861	580	5	13	1	(2,287)	173	1,840	523	—	8	4	(2,059)	316
Financial expenses	(2,713)	(1,215)	(6)	(34)	(39)	2,287	(1,720)	(2,094)	(966)	—	(7)	(2)	2,059	(1,010)
Gains (losses) on derivatives, net	286	(128)	—	—	—	—	158	1,335	(104)	—	—	1	—	1,232
Foreign exchange and monetary gains (losses), net	155	128	20	(7)	(3)	—	293	194	405	—	(12)	71	—	658
Discontinued Operations, Net of tax	—	(143)	—	—	—	—	(143)	—	—	—	—	—	—	—
Gain on sale of investments	—	—	—	—	—	—	—	157	12	—	—	61	—	230
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	610	(19)	—	62	31	—	684	274	22	—	77	(11)	—	362
Income taxes	(2,712)	115	(3)	11	21	—	(2,568)	(3,041)	200	—	(14)	(1)	—	(2,856)
Noncontrolling interests	7	(65)	—	—	—	—	(58)	38	(72)	—	—	(22)	—	(56)

Net income attributable to the Company’s stockholders	11,732	(478)	1	184	(92)	—	11,347	3,946	(300)	159	161	(136)	—	3,830

Sales classified by geographic destination:
Foreign market
America, except United States	873	946	14	12	7	(616)	1,236	344	1,030	—	—	10	(439)	945
United States	75	480	—	—	2	(62)	495	37	658	—	—	32	(56)	671
Europe	9,592	2,154	—	—	2	(5,517)	6,231	4,426	1,930	—	—	8	(3,663)	2,701
Middle East/Africa/Oceania	1,916	144	—	—	—	(900)	1,160	687	163	—	—	—	(491)	359
Japan	4,814	972	—	—	—	(2,208)	3,578	1,611	599	—	—	3	(677)	1,536
China	17,110	584	—	—	—	(7,582)	10,112	9,350	668	—	35	—	(3,038)	7,015
Asia, other than Japan and China	3,229	1,185	—	—	—	(1,606)	2,808	1,528	870	—	—	—	(708)	1,690

	37,609	6,465	14	12	11	(18,491)	25,620	17,983	5,918	—	35	53	(9,072)	14,917
Domestic market	3,255	580	1,114	1,259	397	(951)	5,654	1,168	550	304	796	177	(514)	2,481

	40,864	7,045	1,128	1,271	408	(19,442)	31,274	19,151	6,468	304	831	230	(9,586)	17,398

Operating segment — after eliminations (disaggregated)

	Nine-month period ended (unaudited)
	September 30, 2010
	Revenue
											Addition to
										Property, plant	property,
										and equipment,	plant and
								Depreciation,		net and	equipment
				Value added		Cost and	Operating	depletion and	Operating	intangible	and
	Foreign	Domestic	Total	tax	Net revenues	expenses	profit	amortization	income	assets	intangible	Investments
Bulk Material
Iron ore	16,088	1,819	17,907	(265)	17,642	(5,089)	12,553	(947)	11,606	29,523	3,184	95
Pellets	3,471	1,004	4,475	(211)	4,264	(1,730)	2,534	(81)	2,453	1,325	266	1,407
Manganese	182	32	214	(5)	209	(103)	106	(6)	100	24	—	—
Ferroalloys	276	202	478	(48)	430	(225)	205	(19)	186	287	10	—
Coal	529	—	529	—	529	(577)	(48)	(59)	(107)	2,771	210	203
Pig iron	9	—	9	—	9	(4)	5	(5)	—	123	—	—

	20,555	3,057	23,612	(529)	23,083	(7,728)	15,355	(1,117)	14,238	34,053	3,670	1,705
Base Metals
Nickel and other products (*)	2,691	4	2,695	—	2,695	(2,056)	639	(691)	(52)	27,968	1,156	25
Copper concentrate	561	62	623	(18)	605	(420)	185	(62)	123	2,748	1,097	74
Aluminum products	1,745	118	1,863	(28)	1,835	(1,511)	324	(126)	198	84	126	152

	4,997	184	5,181	(46)	5,135	(3,987)	1,148	(879)	269	30,800	2,379	251
Fertilizers
Potash	—	207	207	(11)	196	(138)	58	(22)	36	208	7	—
Phosphates	9	661	670	(35)	635	(627)	8	(42)	(34)	6,521	250	—
Nitrogen	2	184	186	(24)	162	(170)	(8)	(8)	(16)	1,446	46	—
Others fertilizers products	—	14	14	(4)	10	(11)	(1)	—	(1)	325	—	—

	11	1,066	1,077	(74)	1,003	(946)	57	(72)	(15)	8,500	303	—
Logistics
Railroads	—	845	845	(144)	701	(526)	175	(86)	89	2,084	89	545
Ports	13	268	281	(39)	242	(165)	77	(16)	61	269	14	—
Ships	5	—	5	—	5	(13)	(8)	(3)	(11)	—	—	128

	18	1,113	1,131	(183)	948	(704)	244	(105)	139	2,353	103	673
Others	39	234	273	(78)	195	(284)	(89)	(14)	(103)	4,186	1,450	2,282

	25,620	5,654	31,274	(910)	30,364	(13,649)	16,715	(2,187)	14,528	79,892	7,905	4,911

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	Nine-month period ended (unaudited)
	September 30, 2009
	Revenue
										Property,	Addition to
										plant and	property,
								Depreciation,		equipment,	plant and
								depletion		net and	equipment
				Value	Net	Cost and	Operating	and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	profit	amortization	income	assets	intangible	Investments
Bulk Material
Iron ore	8,724	648	9,372	(105)	9,267	(3,292)	5,975	(709)	5,266	20,563	1,956	70
Pellets	688	181	869	(63)	806	(748)	58	(56)	2	947	84	1,130
Manganese	68	13	81	(1)	80	(63)	17	(7)	10	23	3	—
Ferroalloys	135	114	249	(29)	220	(209)	11	(9)	2	257	56	—
Coal	368	—	368	—	368	(373)	(5)	(30)	(35)	1,597	234	229
Pig iron	19	—	19	—	19	(21)	(2)	—	(2)	144	48	—

	10,002	956	10,958	(198)	10,760	(4,706)	6,054	(811)	5,243	23,531	2,381	1,429
Base Metals
Nickel and other products (*)	3,066	9	3,075	—	3,075	(2,516)	559	(752)	(193)	23,805	1,071	43
Kaolin	98	27	125	(6)	119	(105)	14	(28)	(14)	197	51	—
Copper concentrate	393	82	475	(18)	457	(333)	124	(54)	70	4,013	466	—
Aluminum products	1,304	135	1,439	(28)	1,411	(1,418)	(7)	(169)	(176)	4,655	116	171

	4,861	253	5,114	(52)	5,062	(4,372)	690	(1,003)	(313)	32,670	1,704	214
Fertilizers
Potash	—	304	304	(9)	295	(117)	178	(19)	159	159	—	—

	—	304	304	(9)	295	(117)	178	(19)	159	159	—	—
Logistics
Railroads	—	620	620	(96)	524	(384)	140	(68)	72	1,923	70	445
Ports	—	177	177	(25)	152	(112)	40	(18)	22	1,441	106	—
Ships	—	—	—	—	—	—	—	—	—	807	438	123

	—	797	797	(121)	676	(496)	180	(86)	94	4,171	614	568
Others	54	171	225	(40)	185	(410)	(225)	(4)	(229)	5,001	642	2,372

	14,917	2,481	17,398	(420)	16,978	(10,101)	6,877	(1,923)	4,954	65,532	5,341	4,583

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

21	Derivative financial instruments
Risk management policy

Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, Vale evaluate not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).

Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flows contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.

The risk management policy determines that Vale should evaluate regularly its cash flow risks and potential risk mitigation strategies. Whenever considered necessary, mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long-term risk mitigation strategies recommended by the risk management committee.

The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities including the principles, policies, process, procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact on cash flows.

The risk management policy and procedures, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.

Besides the risk management governance model, Vale has put in place a well defined corporate governance structure. The recommendation and execution of the derivative transactions are implemented by independent areas. The strategy and risk management department is responsible for defining and proposing to the risk management committee market risk mitigation strategies consistent with Vale’s and its wholly owned subsidiaries corporate strategy. The finance department is responsible for the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.

When measuring our exposures, the correlations between market risk factors are taken into consideration once we must be able to evaluate the net impact on our cash flows from all main market variables. We are also able to identify a natural diversification of products and currencies in our portfolio and therefore a natural reduction of the overall risk of the Company.

The consolidated market risk exposure and the portfolio of derivatives are measured monthly and monitored in order to evaluate the financial results and market risk impacts on our cash flow, as well as to guarantee that the initial goals will be achieved. The mark-to-market of the derivatives portfolio is reported weekly to management.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Product prices and input costs
Foreign exchange and interest rate risk

Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to the US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US dollar, mainly the Brazilian real and Canadian dollar.

Derivative instruments may be used to reduce Vale’s potential cash flow volatility arising from its currency mismatch. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian real to fixed or floating US dollar cash flows, without any leverage.

Vale is also exposed to interest rate risks on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans.

In general, our US dollars floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to look for the same effect by using financial instruments.

Our Brazilian real denominated debt subject to floating interest rates refers to debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.

The swap transactions used to convert debt linked to Brazilian reais into U.S. Dollars have similar — and sometimes shorter — settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, subjected to liquidity market conditions. The swaps with shorter settlement date than the debts’ final maturity are renegotiated through time so that their final maturity match — or become closer — to the debt final maturity. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.

In the event of an appreciation (depreciation) of the Brazilian real against the US dollar, the negative (positive) impact on our Brazilian real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from a swap transaction, regardless of the US dollar / Brazilian real exchange rate on the payment date.

We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in US dollars. We have also entered into a swap to convert the cash flow from a debt instrument issued originally in Euro into US dollars. In this derivative transaction, we receive fixed interest rates in Euros and pay fixed interest rates in US dollars.

In order to reduce the cash flows volatility associated with the foreign exchange exposure from some coal fixed price sales, Vale purchased forward Australian dollars.

Product price risk and input costs

Vale is also exposed to several market risks associated with commodities price volatilities. Currently, our derivative transactions include nickel, aluminum, coal, copper, bunker oil and maritime freight (FFA) derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.

Nickel — The Company has the following derivative instruments in this category:
•	Strategic derivative program — in order to protect our cash flows in 2010 and 2011, we entered into derivative transactions where we fixed the prices of some of our nickel sales during the period.

•	Fixed price sales program — we use to enter into nickel future contracts on the London Metal Exchange (LME) with the purpose of maintaining our exposure to nickel price variation, as in some cases, the commodity is sold at a fixed price to some customers. Whenever the ‘Strategic derivative program’ is executed, the ‘Fixed price sales program’ is interrupted.

•	Nickel purchase program — Vale has also sold nickel futures on the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Aluminum — In order to protect our cash flows in 2010, we entered into derivatives transactions where we fixed the prices of some of our aluminum sales during the period. Aluminum operations are classified as assets held for sale since June 2010.

Coal — In order to protect our cash flows in 2010, we entered into derivative transactions where we fixed the prices of some of our coal sales during the period.

Copper — We entered into derivative transactions in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients.

Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and, therefore, on Vale’s cash flow, Vale implemented a derivative program that consists of forward purchases and swaps.

Maritime Freight — In order to reduce the impact of freight price fluctuations on the Company’s cash flows, Vale implemented a derivative program that consists of purchasing Forward Freight Agreements (FFA).

Embedded derivatives — In addition to the contracts mentioned above, Vale Canada Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives. There is also an embedded derivative related to energy purchase in our subsidiary Albras on which there is a premium that can be charged based on the movement of aluminum prices. Aluminum operations are available for sale since June 2010.

Under the Standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

At September 30, 2010, we have outstanding positions designated as cash flow hedge and fair value hedge. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the changes in the fair value of the derivative is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. A fair value hedge is a hedge of an exposure to the changes in the fair value of a recognized asset or liability that is attributable to a particular risk and will affect reported net income.

The assets and liabilities balances of derivatives measured at fair value and the effects of their recognition are shown in the following tables:

	Assets				Liabilities
	September 30, 2010				September 30, 2010
	(unaudited)		December 31, 2009		(unaudited)		December 31, 2009
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	864	—	794	—	—	—	—
EURO floating rate vs. USD floating rate swap	—	1	—	1	—	—	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	—	—	5	7	1
Swap NDF	2	—			—	—	—	—
EuroBond Swap	—	—	—	—	—	10	—	—
AUD floating rate vs. fixed USD rate swap	3	—	—	9	—	—	—	—

	5	865	—	804	—	15	7	1

Commodities price risk
Nickel
Fixed price program	14	—	12	2	13	—	3	8
Strategic program	—	—	—	—	51	—	32	—
Aluminum	—	—	—	—	—	—	16	—
Bunker Oil Hedge	—	10	49	—	—	—	—	—
Coal	—	—	—	—	1	—	—	—
Maritime Freight Hiring Protection Program	4	—	29	—	—	—	—	—

	18	10	90	2	65	—	51	8

Derivatives designated as hedge
Foreign exchange cash flow hedge	—	191	15	59	—	—	—	—
Strategic Nickel	—	—	—	—	—	26	—	—
Aluminum	—	—	—	—	—	—	71	—

	—	191	15	59	—	26	71	—

Total	23	1,066	105	865	65	41	129	9

The following table presents the effects of derivatives for the periods ended:

	Amount of gain or (loss) recognized in financial income (expense)					Financial settlement					Amount of gain or (loss) recognized in OCI
				Nine-month period ended					Nine-month period ended					Nine-month period ended
	Three-month period ended (unaudited)				(unaudited)	Three-month period ended (unaudited)				(unaudited)	Three-month period ended (unaudited)				(unaudited)
	September 30,		September 30,	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
	2010	June 30, 2010	2009	2010	2009	2010	June 30, 2010	2009	2010	2009	2010	June 30, 2010	2009	2010	2009
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	433	(191)	441	192	1,400	(33)	(75)	(30)	(137)	(153)	—	—	—	—	—
EURO floating rate vs. USD floating rate swap	—	(1)	—	(1)	(1)	—	—	—	—	(1)	—	—	—	—	—
USD floating rate vs. USD fixed rate swap	(1)	—	(1)	(2)	(2)	1	2	2	5	6	—	—	—	—	—
Swap Convertibles	—	37	—	37	—	—	(37)	—	(37)	—	—	—	—	—	—
Swap NDF	3	1	—	4	—	(2)	—	—	(2)	—	—	—	—	—	—
EuroBond Swap	72	(78)	—	(6)	—	(1)	—	—	(1)	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	1	(1)	3	2	13	(1)	(6)	(1)	(8)	(2)	—	—	—	—	—

	508	(233)	443	226	1,410	(36)	(116)	(29)	(180)	(150)	—	—	—	—	—
Commodities price risk
Nickel
Fixed price program	(5)	18	3	4	40	(8)	2	5	(7)	25	—	—	—	—	—
Purchase program	—	—	—	—	(35)	—	—	—	—	34	—	—	—	—	—
Strategic program	(34)	88	(47)	(85)	(89)	16	36	36	66	36	—	—	—	—	—
Natural gas	—	—	—	—	(4)	—	—	2	—	6	—	—	—	—	—
Aluminum	—	—	—	—	—	—	—	—	16	—	—	—	—	—	—
Maritime Freight Hiring Protection Program	9	(16)	(45)	(10)	(11)	6	(9)	(25)	(13)	(30)	—	—	—	—	—
Coal	1	(2)	—	(2)	—	1	—	—	1	—	—	—	—	—	—
Bunker Oil Hedge	4	(7)	9	(9)	9	(4)	(10)	(5)	(27)	(5)	—	—	—	—	—

	(25)	81	(80)	(102)	(90)	11	19	13	36	66	—	—	—	—	—
Embedded derivatives:
For nickel concentrate costumer sales	—	—	(9)	—	(25)	—	—	4	—	(13)	—	—	—	—	—
Customer raw material contracts	—	—	(13)	—	(76)	—	—	—	—	—	—	—	—	—	—
Energy — Aluminum options	(44)	23	—	(44)	—	—	—	—	—	—	—	—	—	—	—

	(44)	23	(22)	(44)	(101)	—	—	4	—	(13)	—	—	—	—	—

Derivatives designated as hedge
Bunker Oil Hedge	—	—	—	—	13	—	—	—	—	—	—	—	—	—	—
Aluminum hedge	—	—	—	—	—	3	13	—	29	(1)	(11)	33	6	24	6
Strategic Nickel	—	(2)	—	(2)	—	—	—	—	—	—	(68)	94	—	(27)	—
Foreign exchange cash flow hedge	61	19	—	80	—	(75)	(27)	—	(106)	—	66	16	6	110	7

	61	17	—	78	13	(72)	(14)	—	(77)	(1)	(13)	143	12	107	13

	500	(112)	341	158	1,232	(97)	(111)	(12)	(221)	(98)	(13)	143	12	107	13

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.
Final maturity dates for the above instruments are as follows:

Interest rates / Currencies	January 2015
Aluminum	December 2010
Bunker Oil	December 2011
Freight	December 2010
Nickel	July 2012
Coal	December 2010
Copper	January 2011

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Jorge Luiz Pacheco
José Mauro Mettrau Carneiro da Cunha	Aníbal Moreira dos Santos
José Ricardo Sasseron	Antônio José de Figueiredo Ferreira
Ken Abe	Nelson Machado
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho	Alternate
Renato da Cruz Gomes	Cícero da Silva
Sandro Kohler Marcondes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo

Alternate
Executive Officers
Deli Soares Pereira
Hajime Tonoki	Roger Agnelli
João Moisés de Oliveira	Chief Executive Officer
Luiz Augusto Ckless Silva
Luiz Carlos de Freitas	Carla Grasso
Luiz Felix Freitas	Executive Officer for Human Resources and Corporate
Paulo Sergio Moreira da Fonseca	Services
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles	Eduardo de Salles Bartolomeo
Wanderlei Viçoso Fagundes	Executive Officer for Integrated Bulk Operations

Advisory Committees of the Board of Directors	Eduardo Jorge Ledsham
Executive Office for Exploration, Energy and Projects
Controlling Committee
Luiz Carlos de Freitas	Guilherme Perboyre Cavalcanti
Paulo Ricardo Ultra Soares	Chief Financial Officer and Investor Relations
Paulo Roberto Ferreira de Medeiros
José Carlos Martins
Executive Development Committee	Executive Officer for Marketing, Sales and Strategy
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Mario Alves Barbosa Neto
Executive Officer for Fertilizers
Strategic Committee
Roger Agnelli	Tito Botelho Martins
Luciano Galvão Coutinho	Executive Officer for Base Metals Operations
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	Marcus Vinícius Dias Severini
Sérgio Ricardo Silva Rosa	Chief Officer of Accounting and Control Department

Finance Committee	Vera Lúcia de Almeida Pereira Elias
Guilherme Perboyre Cavalcanti	Chief Accountant
Luiz Maurício Leuzinger	CRC-RJ — 043059/O-8
Ricardo Ferraz Torres
Wanderlei Viçoso Fagundes

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: October 27, 2010		Roberto Castello Branco
Director of Investor Relations